TrueYou.com, Inc.
                                                    750 Third Avenue, Suite 1600
                                                        New York, New York 10017
                                                               Tel. 212.688.2808

April 8, 2005

By EDGAR Transmission and by Hand Delivery

Mr. H. Christopher Owings Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 3 - 4

Re:         TrueYou.com, Inc.
            Registration Statement on Form 10-SB
            File No. 0-51158
            Filed: February 10, 2005

            On behalf of TrueYou.com, Inc. (TrueYou or the Company), we hereby submit TrueYou's responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated March 9, 2005, providing the Staff's comments with respect to the above referenced registration statement (the Registration Statement).

            For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of TrueYou. References in this letter to "we," "us" and "our" refer to TrueYou unless the context indicates otherwise.

General

      1. Please review your disclosure and ensure that you identify the source for the statements that you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management's belief, industry data, scientific reports/articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please supplementally provide these documents to us (appropriately marked and dated).

      TrueYou Response: We have reviewed our disclosure and have sought to identify all of the factual statements that we make in the Registration

      Statement. All of these statements are based upon management's belief and experience, except for the statements in the Registration Statement where we have added appropriate attribution. We have revised the Registration Statement to reflect which factual statements are based upon management's belief and to provide a source where statements are made based upon empirical data. Enclosed with this response letter, we are providing the Staff with a copy of The U.S. Market for Self-Improvement Products & Services (February 2004-5th Edition) published by Marketdata Enterprises, Inc., which is the source that we relied upon for statements that are not based upon management's belief.

Part I

Item 1, Description of Business, page 1

      2. In this section, you state that when UNTI transferred all of its 100 shares of your common stock to UNMS, UNMS was a subsidiary of UNTI. If true, please state that UNMS was a wholly-owned subsidiary of UNTI.

      TrueYou Response: We revised the disclosure to state that UNMS was a wholly-owned subsidiary of UNTI.

      3. Also, please avoid reliance on defined terms like those in the first paragraph of this section. The meanings of the terms you use should be clear from their context. If they are clear, you do not need the definitions. If they are not, you should revise to use terms that are clear. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5. Accordingly, please be sure when you abbreviate a term, the abbreviation is consistent throughout your document. We note that you refer to United Network Technologies Corp. as UNTI in this section of your document, but refer to the company as UNTC in other sections of your document. Please revise.

      TrueYou Response: We changed all of the references to UNMS and UNTI in the Registration Statement to United Network Marketing and United Network Technologies. Also, we changed the references to UNTC in the Registration Statement to United Network Technologies.

      4. On page 11 of your document, you state that your only current source of revenue is selling advertising. Also, you state that selling your programs to corporate and individual consumers is your second source of revenue, which you are "developing, but have not yet achieved." However, most of your Description of Business section is dedicated to selling your programs to corporate and individual consumers through your business-to-business and consumer-to-business plans. Therefore, please thoroughly revise your disclosure in this section and throughout your document to clarify the current status of your operations and your proposed business activities. To the extent that you discuss future services, provide the status of development and indicate the timeframe for which you anticipate generating revenue with these services. See Item 101(b)(1) of Regulation S-B. We may have further comments after reviewing your revised disclosure.


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

      TrueYou Response: We revised the disclosure in the Business section and throughout the Registration Statement to clarify the current status of our operations and our proposed activities. Since our plan is to generate revenues initially through advertising revenues, we have deleted throughout the document references to any subscription based revenues. We have omitted any discussion of our plans regarding the generation of subscription based revenues as we have not yet fully formulated a business plan with respect to the achievement of these revenues.

      5. Please discuss the technical aspects of your website and the development activities required to sufficiently develop its technical aspects for use in operations within 30 days from completion of the offering. See Item 101(b)(1) of Regulation S-B.

      TrueYou Response: Our website is fully developed and already in use in our operations. To make this clear, we now state under "ITEM 1. DESCRIPTION OF BUSINESS - Beststeps" that our BestSteps are "available through our website (www.trueyou.com)" from any web-accessed desktop making them available any time and anywhere.

      6. Please disclose whether you have any patent, trademark, copyright, or other proprietary rights. See Item 101(7) of Regulation S-B.

      TrueYou Response: We added a new subsection captioned "Intellectual Property" under "ITEM 1. DESCRIPTION OF BUSINESS" that discloses whether we have any patent, trademark, copyright or other proprietary rights in accordance with Item 101(7) of Regulation S-B.

Best Steps, page 2

      7. In this section, please disclose your relationship with BestSteps programs and BestSteps business operations. Also, please make clear whether BestSteps provides only self-help information over the internet, or whether it has a physical component, such as selling or producing video and/or audiotapes, or any other products.

      TrueYou Response: The current disclosure in the Registration Statement provides that we develop BestSteps, which are learning modules consisting of short focused text messages that are educational and motivational. We added some additional disclosure to make it clear that these BestSteps are available at no cost through our website and we provide our web address. We believe that the original disclosure plus the new reference to the fact that the BestSteps are available at no cost through our website, makes it clear what our relationship is with the BestSteps programs. We revised our disclosure to make it clear that BestSteps are provided exclusively through the internet and that there is no physical component to the BestSteps.

Content Library, page 2

      8. Please provide more information on Nightingale-Conant, and state the credentials of the "top-selling" authors you list who have agreed to provide content for your 600 BestSteps.


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

      TrueYou Response: We revised the disclosure under the subheading captioned "Content Library" to support our statements that the authors are "Top Selling" authors by providing figures regarding the revenues generated by these authors..

Business Strategies, page 3

      9. Please discuss what "other sources" you plan to develop to acquire high-value advertisers. If you have no other sources currently, please state.

      TrueYou Response: We revised the disclosure to clearly indicate that we currently have no other sources for the development of high-value advertisers.

Business-to-Consumer Model, page 4

      10. Please disclose what "additional related products" will be added to your website. Currently, if you do not have any specific products that you plan to create, please state this and consider deleting this reference.

      TrueYou Response: We have deleted this reference.

Marketing, Advertising and Sales, page 4

      11.   Please clarify what you mean by "value-added benefits."

      TrueYou Response: We have deleted the reference to "value-added benefits" after reflecting upon the Staff's comment.

      12. Please disclose if you have a current agreement with the Cabot Advisory Group or any other organizations that have access to high-level executives. If not, please state this and consider deleting any reference to a specific organization.

      TrueYou Response: We revised our disclosure to indicate that we do not have any partnerships with organizations that have access to high-level executives and we deleted the reference to the Cabot Advisory Group.

      13. Please describe what you mean by "encourage key groups of employees that can influence buying decisions of corporate management of large companies."

      TrueYou Response: We have deleted the reference to "encourage key groups of employees that can influence buying decisions of corporate management of large companies" after reflecting upon the Staff's comment.

Competition, page 5

      14. You discuss the professional and personal development industry as a whole, especially in your Management's Discussion and Analysis section. However, you fail to list your competitive position with other companies close to your size. You list your competitors that, on page 7, you state are "more highly capitalized than us and have


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

            more resources than us[.]" Therefore, please add a comparison of professional and personal development companies that are similar to your size. Also, please consider deleting any references to larger companies that you cannot realistically compete against currently. Further, when describing the industry as a whole, please consider discussing your position in context based upon the scale of your current business operations. See Item 101(b)(4) of Regulation S-B.

      TrueYou Response: We have deleted all references to larger companies that we cannot effectively compete against. Also, we revised the competition section to more directly address our competitive position. We believe that the revised disclosure now makes it clear that much of the competition in the professional and personal development industry does not affect us as we are offering our product for free as a way of attracting visitors to our site who may generate revenues for us by clicking on advertising links located on our site. The revised disclosure also makes it clear that our main competitors would be those companies who offer self-help products through the internet, either exclusively, or in conjunction with books, seminars and other non-internet product offerings.

      15. Please disclose any local, state, or federal e-commerce regulations with which you must comply in the United States, Canada, and any other country in which you will do business. See Item 101(b)(9) of Regulation S-B. If there are none of these regulations, please state.

      TrueYou Response: We are not aware of any local, state, or federal e-commerce regulations which we must comply with in the United States, Canada or any other country in which we will do business based upon our current or proposed operations. We have revised our disclosure to reflect this fact.

Risk Factors, page 6

      16. Your Risk Factors section should be a discussion of the most significant factors that make you offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. Many of your risk factors contain vague captions, such as "Our website is vulnerable to attack from hackers. Hackers may also misappropriate confidential client information, which may result in damages to us." Also, consider whether other subsections or elements of a discussion within a subsection are necessary for this section. Accordingly, please revise this section to more precisely articulate the risks to your offering from each risk factor, and to ensure that each factor is written in plain English. We may have additional comments based upon your revisions.

      TrueYou Response: We have reviewed our risk factor section and made several revisions in response to your comment. We deleted all risks that management views as generic, including the risk factor specifically mentioned in your comment and the risk factor regarding competition, which management views both as generic and not material to our business.

      17. In addition to your first risk factor, please alert your investors to the fact that your business condition raises substantial doubt as to your continuing to operate as a going concern.

      TrueYou Response: We have added a separate risk factor that discusses the fact that our business condition raises substantial doubt about our ability to continue to operate as a going concern.

      18. Please include a risk factor that discloses the risks associated with "penny stocks," similar to your discussion of penny stocks on page 21.

      TrueYou Response: We have added a risk factor that discloses the risks associated with "penny stocks".

Item 2, Management's Discussion and Analysis, page 8

      19. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See Item 303 of Regulation S-B and SEC Release No. --- 33-8350.

      TrueYou Response: We deleted a portion of our disclosure regarding material risks, trends and uncertainties that was under the caption "Economic and Industry Wide Factors Relevant to True You" and put it under a new separate caption "Material Risks, Trends and Uncertainties". Management believes that this disclosure adequately discusses the material risks, trends an uncertainties that will have or are reasonably likely to have a material impact on us. We believe that we already have disclosure regarding industry-wide factors relevant to our business under the caption "Economic and Industry Wide Factors Relevant to True You". Under a new caption "Sources of Supply, Customers and Capital" we provide disclosure regarding our ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other risks and uncertainties that are material to our plan of operations and business.

      20. Also, when citing multiple reasons for material changes in your results of operations, please quantify each factor to the extent practicable. This would provide the reader with a better understanding of the change and the extent to which each factor contributed to the overall change. For example, please quantify your operating expenses that consist of legal and accounting fees, consulting expenses, web operation expenses, and depreciation, as stated on page 13. See Item 303(a) of Regulation S-B and SEC Release No. 33-8350.

      TrueYou Response: We revised our disclosure to address the Staff's comment.


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

Overview, page 8

      21. On page 8 you state that "[t]he future looks good as the universe of users [of self-improvement products] is growing." However, the size and growth of the self-improvement industry is not necessarily indicative of your size or potential to grow. Please consider deleting such statements or qualifying them by discussing your size and growth trends. We note that your revenues and growth have been trending downward since 2002. Also, please consider deleting or qualifying your Value of Self-Improvement Market Segments, By Topic:
            2003 table on page 10.

      TrueYou Response: After considering the Staff's comment, we have deleted both the quoted statement and the table referred to in the Staff's comment above.

      22. Please disclose what "additional content" you will provide on your website, and what "promotion" activities you are planning.

      TrueYou Response: Since we do not have any specific plans relating to the addition of new content or promotional activities, we have deleted these references.

      23. Please tell us why your business operations are located in Manhattan and your technology, site development, and maintenance are managed in Brooklyn.

      TrueYou Response: Our operations are located in Manhattan because our CEO is based in Manhattan and we sublease our executive offices from an affiliate of our CEO, Alan Gelband Company Inc. Our website, on the other hand, is managed at the office of Robert Siegel, who is employed by us under a verbal agreement on an as needed basis. We pay him an hourly rate for his services. Mr. Siegel is based in Brooklyn and so our technology is located in Brooklyn out of convenience.

Economic and Industry-Wide Factors Relevant to True You, page 10

      24. Please explain why you believe that the world-wide standard of living is improving, how it would specifically affect the self-improvement market, and how this would specifically generate growth in your business operations.

      TrueYou Response: We deleted the reference to the improving world-wide standard of living. Although management believes such statement to be true, it has not located any empirical data to support the statement. Also, after considering the Staff's comment management believes the statement may be misplaced since there is not necessarily a direct link between improved standard of living and the demand in the self-improvement market.

How We Earn Revenues and Income, page 11

      25. Please explain your statement, "We plan to continue to allocate a significant portion of our resources toward development of our brand in the same fashion as traditional consumer product and service companies."


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

      TrueYou Response: After considering the Staff's Comment, we have decided to delete the quoted statement.

      26. Please tell us in what "other media" you intend to market your services.

      TrueYou Response: After considering the Staff's comment, we deleted the reference to other media in which we intend to market our services since we have no current or specific plans for marketing our services other than through our website and referrals from our users.

Operating Results For First Nine Months of 2004 Compared to 2003, page 13

      27. Please confirm that you compared the first nine months of 2004 to the first nine months of 2003. If not, please revise this section to compare similar time periods. See Item 303(b)(2) of Regulation S-B.

      TrueYou Response: We have included in our amended Registration Statement financial statements for the fiscal year ended December 31, 2004. We now compare under operating results, the results of operations for fiscal years ended December 31, 2004 and 2003. We have adjusted the headings to make clear the periods that are being compared.

      28. You state that your revenue decrease in 2003, as compared to 2002, was primarily due to discontinuing your corporate sales programs. Also, you state that your revenue decrease from the first nine months of 2004 compared to 2003 was due to a temporary suspension of sales. Please explain how you can temporarily suspend sales in 2004 that were discontinued in 2003.

      TrueYou Response: Our disclosure contained a typographical error. What we intended to say is that our corporate sales program was suspended in 2003. This continued through 2004. We have revised our disclosure to clarify this point.

Liquidity and Capital Resources, page 13

      29. Please explain why you believe your cash reserves will be sufficient to satisfy your working capital requirements for the next twelve months. Also, please state whether you have any specific plans and/or commitments to satisfy your future funding requirements through loans from banks or other financial institutions, or any specific plans and/or commitments to raise funds through any other sources if your cash reserves are insufficient. Further, please disclose the likelihood of receiving funding from any of the sources you mentioned. Finally, please discuss your alternatives over the next twelve months if your reserves do not satisfy your operating requirements and you are unable to secure the other funding sources you mentioned.

      TrueYou Response: Management believes that it will require approximately $60,000 over the next twelve months in order to operate its business. Given that as of December 31, 2004 we had cash of $86,130, our cash on hand should allow us to continue to operate for the next twelve months. We revised our disclosure to clarify this point. We revised our disclosure to make it clear that we do not have any specific plans or commitments to


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

      satisfy our future funding requirements. We also revised the disclosure to indicate that the most likely source of future funding is our existing stockholder base, but that we have no commitments from any of our stockholders for future financing. We also revised the disclosure to indicate that our alternatives in the event we cannot obtain additional financing is to scale back our operations and eliminate operating expenses.

Item 3, Description of Property, page 15

      30. Please discuss the property in Brooklyn at which your technology, site development, and maintenance are managed. Please describe the locations in both Manhattan and Brooklyn, and any limitations your property arrangements may have on your business. See Item 102(a) of Regulation S-B. Also, please disclose at what location your three part-time employees work.

      TrueYou Response: Two of the three part-time employees work at 750 Third Avenue in office space provided by Alan Gelband Company Inc. This consists of approximately 200 square feet of office space, a secretarial station and the shared use of conference rooms when necessary. The Chief Technology Officer provides us with approximately 400 square feet of home-office space located at 401 4th Street, Brooklyn, New York. The Chief Technology Officer is part-time and also services other clients at that location.

Item 4, Security Ownership of Certain Beneficial Owners and Management, page 15

      31. Of the number of shares owned by each individual in the table, state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Instruction 1 to Item 403 of Regulation S-B.

      TrueYou Response: We added a footnote to state that there are no such arrangements.

Item 5, Directors and Executive Officers, Promoters and Control Persons, page 16

      32. Please disclose how long Mr. Gelband has been your director, Chief Executive Officer, and Treasurer. Also, please disclose the term of office for a director, how many terms each of your current directors have served, and when they were reelected to the board, if applicable. See Item 401(a)(3) of Regulation S-B.

      TrueYou Response: Mr. Gelband has been our director, Chief Executive Officer and Treasurer since inception. Directors are elected until their successors are duly elected and qualified. Mr. Gelband has not been reelected to this position by our stockholders since inception.

      33. You state that Mr. Bieler is currently the President of Mark Bieler Associates, Inc. Also, you state that, from 1985 to mid-1999, Mr. Bieler was Director of Human Resources for Bankers Trust Company and Executive Vice President of the parent organization, Bankers Trust Corporation. However, you must describe briefly Mr. Bieler's business experience during the past five years. See Item 401(a)(4)


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

            of Regulation S-B. Therefore, please describe Mr. Bieler's business experience since March 2000. If Mr. Bieler has been President of Mark Bieler Associates since that time, please state.

      TrueYou Response: We have revised our disclosure to clarify that Mr. Bieler was employed by Mark Bieler Associates, Inc. for the past five years. We deleted all disclosure regarding business experience that precedes the required five year period.

Item 7, Certain Relationships and Related Transactions, page 19

      34. Please disclose the reason(s) you were indebted to the Alan Gelband Company Defined Contribution Pension Plan & Trust for $250,266.

      TrueYou Response: We revised our disclosure to explain that the indebtedness consisted of a $220,000 loan made to the company on February 14, 2003 and accrued interest through July 2004 of $30,266.

Preferred Stock, page 19

      35. Please describe any redemption, sinking fund, and other material provisions of your preferred stock. See Item 202(a)(2) of Regulation S-B.

      TrueYou Response: We have revised our disclosure to describe the liquidation preference of the Series A Convertible Preferred Stock. We have also indicated that there are no redemption, sinking fund or other material provisions relating to the Series A Convertible Preferred Stock.

Trading of Securities in Secondary Market, page 20

      36. Please list the requirements for having your securities listed on the Pink Sheets. Also, since your financial condition does not approach the requirements of a national exchange, please consider deleting any reference to your shares being listed on a national exchange. Further, please contrast your financial condition with the requirements of having your securities listed on the OTC Bulletin Board or the Pink Sheets.

      TrueYou Response: We revised our disclosure to list the requirements for having our securities quoted on the pink sheets. We have deleted the references to having our securities listed on a national exchange. We have revised our disclosure to indicate that we are currently eligible to have our securities quoted on the pink sheets, subject to having a market maker file and complete the Form 211 process. We also note that once our registration statement becomes effective and we become a reporting company, we would be eligible to have our securities quoted on the OTC Bulletin Board, subject to having a market maker file and complete the Form 211 process.


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

Part II

Status of Outstanding Common Stock, page 22

      37. Please explain why you believe that all of your outstanding common stock, except the stock held by Messrs. Gelband and Bieler, may be sold pursuant to the resale exemption provided by Rule 144(k).

      TrueYou Response: We revised this disclosure to explain why we believe that all of our outstanding shares (other than control shares) may be sold pursuant to the resale exemption provided by Rule 144(k).

Item 4, Recent Sales of Unregistered Securities, page 22

      38. In your Holders section on page 22, you state that you have issued an aggregate of 12,970,518 shares of your common stock to 377 people. However, in your Recent Sales of Unregistered Securities section, you do not account for all of those unregistered sales of your common stock. If true, please confirm that you are not required to disclose your other unregistered sales because they occurred over three years ago. If this is not true, please disclose the date of sale, title, and amount of your securities sold, and any other material information required by Item 701 of Regulation S-B.

      TrueYou Response: Our disclosure regarding recent sales of unregistered securities discloses all sales that occurred over the past three years. We are not required to disclose our other unregistered sales because they occurred over three years ago.

Part F/S

General

      39. Please update your document to include audited financial statements as of December 31, 2004.

      TrueYou Response: We have updated the registration statement to include financial statements as of December 31, 2004.

      40. We note that in the most recent periods you have not recorded any expense for your rent-free use of space, or for your donated officer salaries. If these amounts are material, please record the expense at fair value, offset with a credit to donated capital. See Staff Accounting Bulletin Topic 5 T. Please either revise the financial statements or note for future reference as appropriate.

      TrueYou Response: We have not recorded any expense for our rent-free use of space or donated officer salaries because these items are immaterial. See Notes 1 - "CONTROL BY PRINCIPAL STOCKHOLDERS" and Note 9 - "COMMITMENTS AND CONTINGENCIES".

Note 1, Organization and Nature of Operations, page F-5

      41. The first two paragraphs on page F-5 disclose that UNMS distributed all 3,330,000 shares of its stock to its stockholders; however, you


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

            also disclose that UNTC is the sole stockholder of UNMS. Please expand the disclosure to state how the stock became more widely held.

      TrueYou Response: United Network Technologies was the sole stockholder of United Network Marketing as United Network Marketing was formed as a subsidiary of United Network Technologies. Trueyou.com was a subsidiary of United Network Marketing. The shares which United Network Technologies owned in United Network Marketing were distributed by dividend to United Network Technologies's shareholders in January of 1999. In April of 1999 the shares of Trueyou.com which were owned by United Network Marketing were distributed by dividend to United Network Marketing's stockholders. We have revised the Notes to make this clear.

Results of Operations, page F-5

      42. Please revise the disclosure with respect to the Series A Preferred Stock to indicate if there is any dividend requirement. If there is no dividend requirement, it would appear that you should disclose this fact.

      TrueYou Response: We have disclosed that there is no dividend requirement under our preferred stock.

      43. Please tell us why the June 2000 information in the first paragraph of the Results of Operations section on page F-5 is different than the information disclosed in the same section of the annual financial statements.

      TrueYou Response: We have corrected this inconsistency. It is the result of a typographical error.

Note 6, Stock Option Plan, page F-10

      44. On page 18 of your document, you disclose that there are no retirement, pension, profit sharing, stock option or other similar plans. Please reconcile this statement with the disclosure in Note 6 of the interim and annual financial statements that reflect stock option activity. If there are options outstanding please revise to reconcile the activity between periods and provide all of the disclosures required by SFAS 123. We may have additional comments.

      TrueYou Response: There are currently no options outstanding and all previous stock option plans have expired.

Note 7, Related Party Transactions, page F-10

      45. Please revise the first paragraph of Note 7 to disclose the date you entered into the agreement with the stockholder.

      TrueYou Response: We have revised the first paragraph of Note 7 to disclose the date we entered into the agreement with the stockholder.


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

Independent Auditors' Report, page FF-2

      46. Please request your auditors to revise the first sentence of the second paragraph of their report to state that the audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Also, in the last sentence of the second paragraph, please consider using the plural form of the word audit since multiple audits are being reported on.

      TrueYou Response: We have requested that our auditors revise their report consistent with the Staff's comment above. The auditors have made the requested revisions.

      47. The third paragraph should state that the financial statements are presented in accordance with U.S. generally accepted accounting principles, if true. Please have your auditors revise their report accordingly.

      TrueYou Response: We have requested that our auditors revise their report consistent with the Staff's comment above. The auditors have made the requested revision.

Part III

Item 2, Description of Exhibits

      48. Please file, as Exhibit Number 3, the appropriate instruments that define the rights of your security holders. See Item 2(2) of Form 1-A.

      TrueYou Response: We have renumbered the Certificate of Designations of our Series A Preferred Stock as Exhibit 3.1 (instead of 2.3). This is the only instrument that defines the rights of any of our security holders.

      49. Your exhibit numbers for your current Exhibits 10.1, 10.2, and 14 appear to be incorrectly numbered. It appears as if your current Exhibits 10.1 and 10.2 are material contracts, and your current
            Exhibit 14 is an additional exhibit. If true, please revise your exhibit numbers to match the descriptions in Part III of Form 1-A. Accordingly, a material contract should have an exhibit number 6 and an additional contract should have an exhibit number 12. See Part III, Item 1(b) and Item 2 of From 10-SB.

      TrueYou Response: We have revised our exhibit references in accordance with the Staff's Comment.

                                      * * *


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

            If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (212) 688-2808 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

                                              Sincerely,

                                              TRUEYOU.COM, INC..


                                              By: /s/ Alan Gelband
                                                  ------------------------------
                                                  Alan Gelband
                                                  Chief Executive Officer


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